As Filed with the Securities and Exchange Commission on December 1, 2003
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. Section 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This Certificate of Notification reports transactions for the period July 1, 2003 through September 30, 2003.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.
1.	Sales of common stock or preferred securities by PHI and the purchase price per share and the market price per share at the date of the agreement of sale.
None.
2.

Total number of shares of PHI common stock issued during the period under employee benefit plans and dividend reinvestment plans and the number of shares issuable under options granted during the period under employee benefit plans.

Shares Issued	Shares Issuable under Options Granted
476,593	0

3.	The number of shares of PHI common stock issued for acquisitions, the value per share and any restrictions thereon in the hands of the acquirer.
None
4.	A list of guarantees issued during the period, including the name of the guarantor, the name of the beneficiary and the amount of the guarantee.
Guarantor	Beneficiary	Amount of Guarantee ($thousands)	Type of Guarantee
PHI	Potomac Electric Power Company	31,112	Payment/Trading
PHI	Pepco Energy Services, Inc.	22,335 (1)	Payment/Trading
PHI	Conectiv Energy Supply, Inc.	14 (1)	Letter of Credit/Canadian Trading
PHI	Pepco Energy Services, Inc.	11,294 (1)	Construction
PHI	DCTC-Burney, Inc.	14,942	Payment
Potomac Capital Investment Corporation	Aircraft International Management Company	57 (1)	Payment
Potomac Capital Investment Corporation	PCI Air Management Corporation	45 (1)	Payment
PHI	Atlantic City Electric Company/Delmarva Power & Light Company	200 (1)	Letter of Credit
PHI	Pepco Energy Services, Inc.	238	Letter of Credit
(1) Represents increase since 6/30/03
5.	The amount and terms of any PHI indebtedness or debt issued under the Genco limit during the period.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)	Maturity Date
PHI	Various	121,800,000(1)	1.21 (2)	Various
Conectiv Bethlehem, LLC	Various	*	(2)*	(3)
(1) Balance at 9/30/03 (2) Weighted average interest rate at 9/30/03 (3) Maturity date is the later of 6/25/06 or two years after loan is converted to term loan * Confidential treatment requested.

6.	Amount and terms of short-term debt issued during the period by any jurisdictional Utility Subsidiary of PHI.
Issuer	Amount Issued ($)	Interest Rate (%)
Potomac Electric Power Company	43,056,000 (1)	1.18 (2)
Potomac Electric Power Company	100,000,000	1.63 (2)
Delmarva Power & Light Company	53,500,000 (1)	1.19 (2)
(1) Balance at 9/30/03 (2) Weighted average interest rate at 9/30/03
7.	Amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under Rule 52.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)
Atlantic Generation, Inc.	(1)	(1)	(1)
Conectiv	Various	456,037,724(2)	1.21(3)
Conectiv Atlantic Generation, LLC	Various	(2)*	(3)*
Conectiv Bethlehem, LLC	Various	(2) (4)*	(3)*
Conectiv Delmarva Generation, Inc.	Various	(2)*	(3)*
Conectiv Energy Holding Company	Various	(2)*	(3)*
Conectiv Energy Holding Company	9/5/03	*	(5)*
Conectiv Energy Holding Company	9/5/03	*	(6)*
Conectiv Energy Supply, Inc.	(1)	(1)	(1)
Conectiv Mid Merit, LLC	Various	(2)*	(3)*
Conectiv Thermal Systems, Inc.	(1)	(1)	(1)
DCTC-Burney, Inc.	(1)	(1)	(1)
Delaware Operating Services Company	(1)	(1)	(1)
PHI Operating Services Company	(1)	(1)	(1)
Pepco Energy Services, Inc.	(1)	(1)	(1)
PHI Service Company	Various	8,198,434(2)	1.21(3)

(1) To be reported on Form U-9C-3 for Pepco Holdings, Inc.
(2) Balance at 9/30/03
(3) Weighted average interest rate at 9/30/03
(4) Excludes Genco debt reported in Item 5 above
(5) Maturity date is 1/5/05
(6) Maturity date is 9/5/05
* Confidential treatment requested.

8.	Notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges during the period and the identity of the other parties thereto.

In June, 2002, Conectiv Bethlehem, LLC entered into an interest rate swap with Credit Suisse First Boston to hedge 75% of the variable rate debt borrowed under a credit agreement related to the construction of mid-merit generation plants. At September 30, 2003, the notional amount of the swap agreement was $232.5 million.

9.	List of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing.
Filing Entity	Filed on Behalf of:	Date of Filing
PHI	Atlantic City Electric Company	12/1/03
PHI	ATE Investment, Inc.	12/1/03
PHI	Atlantic Southern Properties, Inc.	12/1/03
PHI	Conectiv Properties and Investments, Inc.	12/1/03
PHI.	Potomac Capital Investment Corporation	12/1/03
10.

Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the period.

FS-1	Balance Sheet of PHI and Subsidiaries as of September 30, 2003 (incorporated by reference to the filing of PHI's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
FS-2	Balance Sheet of PHI as of September 30, 2003
FS-3

Balance Sheet of Potomac Electric Power Company as of September 30, 2003 (incorporated by reference to the filing of Potomac Electric Power Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

FS-4

Balance Sheet of Delmarva Power & Light Company as of September 30, 2003 (incorporated by reference to the filing of Delmarva Power & Light Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)

FS-5	Balance Sheet of Conectiv Energy Holding Company and Subsidiaries as of September 30, 2003 (confidential treatment requested)
FS-6	Balance Sheet of Conectiv Energy Holding Company as of September 30, 2003 (confidential treatment requested)
FS-7	Balance Sheet of Conectiv Bethlehem, LLC as of September 30, 2003 (confidential treatment requested)
11.	Table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and Pepco, Delmarva, ACE and CEH.
	PHI		Pepco		Delmarva		ACE		CEH
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	6,154.8	64.5	1,124.0	48.0	609.0	47.4	1,022.2	64.3	*	*
Preferred Stock	328.2	3.4	205.3	8.8	91.7	7.1	31.2	2.0	*	*
Common Equity	3,054.6	32.0	1,011.1	43.2	584.2	45.5	535.4	33.7	*	*
Total Capitalization	9,537.6	100.0	2,340.4	100.0	1,284.9	100.0	1,588.8	100.0	*	*
* Confidential treatment requested.

12.

Retained earnings analysis of PHI consolidated, Pepco, Delmarva, ACE and CEH detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	DPL	ACE	CEH

Balance as of December 31, 2002	838.2	468.9	364.4	153.9	*

Net Income	175.5	101.5	46.7	42.2	*

Dividends
CEH Dividend to Conectiv	N/A	N/A	N/A	N/A	*
Preferred Stock	N/A	(3.7)	(0.7)	(0.2)	*
Common Stock	(127.8)	(62.1)	(39.7)	(41.4)	*

Balance as of September 30, 2003	885.9	504.6	370.7	154.5	*
* Confidential treatment requested.
13.	Information showing the calculation of the portion of PHI's loss attributable to the Merger. Merger related costs expensed during period: Amortization of debt expense $168,366
14.	Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.
See attached Schedule 1.
15.	Registration statements filed under the Securities Act of 1933 with respect to securities that are subject to the Application.
Registrant	File No.	Filing Date	Purpose	Amount ($ millions)
Atlantic City Electric Company	333-108861	9/17/03	Debt Securities	250

16.	New Financing Subsidiaries established during period.

None.

PHI represents that its financial statements shall account for any Financing Subsidiary in accordance with GAAP and shall further disclose, with respect to any Financing Subsidiary, (i) the name of the subsidiary; (ii) the value of PHI's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by PHI; (v) the type of corporate entity; (vi) the percentage owned by PHI; (vii) the identification of other owners if not 100% owned by PHI; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent any securities are issued by any entity in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under rule 24. PHI states that, regardless if any duty to file is triggered, PHI maintains sufficient internal controls to monitor the creation and use of any Financing Subsidiary.

SIGNATURE

I, Anthony J. Kamerick, Vice President and Treasurer of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

December 1, 2003	Pepco Holdings, Inc. /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer